UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 3 July 2024, London UK; Tübingen, Germany/ Boston, MA, USA

GSK and CureVac to restructure collaboration into new licensing agreement

●   GSK acquires full rights to develop, manufacture and commercialise globally mRNA candidate vaccines for influenza and COVID-19, including combinations
●   CureVac receives €400 million upfront and up to an additional €1.05 billion in development, regulatory and sales milestone payments as well as tiered royalties; all previous financial considerations from the prior collaboration agreement replaced

GSK plc (LSE/NYSE: GSK) and CureVac N.V. (Nasdaq: CVAC) today announced they have restructured their existing collaboration into a new licensing agreement, allowing each company to prioritise investment and focus their respective mRNA development activities.

Since 2020, GSK and CureVac have worked together to develop mRNA vaccines for infectious diseases. Through this collaboration, GSK and CureVac currently have vaccine candidates for seasonal influenza and COVID-19 in phase II and avian influenza in phase I clinical development. All candidates are based on CureVac's proprietary second-generation mRNA backbone. Data generated to date for these candidate vaccines are promising and demonstrate their potential to be best-in-class new vaccines.

Under the terms of the new agreement, GSK will assume full control of developing and manufacturing these candidate vaccines. GSK will have worldwide rights to commercialise the candidate vaccines. The agreement represents the latest step in GSK's ongoing investment in vaccine platform technologies, matching the best platform to each pathogen to develop best-in-class vaccines. mRNA is an adaptable vaccine technology with demonstrated application in emerging and constantly changing viral pathogens due to its ability to support rapid strain change. GSK continues to develop and optimise its mRNA capabilities through investments and partnerships, including in AI/ML-based sequence optimisation, nanoparticle design and manufacturing.

CureVac will receive an upfront payment of €400 million and up to an additional €1.05 billion in development, regulatory and sales milestones and tiered royalties in the high single to low teens range. The new agreement replaces all previous financial considerations from the prior collaboration agreement between GSK and CureVac.  CureVac further retains exclusive rights to the additional undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication. CureVac's ongoing patent litigation against Pfizer/BioNTech is unaffected by the new agreement.

Tony Wood, Chief Scientific Officer, GSK said: "We are excited about our flu/COVID-19 programmes and the opportunity to develop best-in-class mRNA vaccines to change the standard of care. With this new agreement, we will apply GSK's capabilities, partnerships and intellectual property to CureVac's technology, to deliver these promising vaccines at pace."

Alexander Zehnder, Chief Executive Officer, CureVac said: "The collaboration with GSK has been instrumental in developing promising, late clinical-stage vaccine candidates, leveraging our proprietary mRNA platform. This new licensing agreement puts us in a strong financial position and enables us to focus on efforts in building a strong R&D pipeline."

Completion of the new agreement remains subject to certain antitrust and regulatory approvals and customary closing conditions.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

About CureVac
CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

CureVac Media Contact Patrick Perez, Junior Manager Public Relations CureVac, Tübingen, Germany T: +49 7071 9883-1831 patrick.perez@curevac.com
CureVac Investor Relations Contact
Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations
CureVac, Tübingen, Germany
T: +49 7071 9883-1298
M: +49 160 90 496949
sarah.fakih@curevac.com

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 03, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc